Exhibit 99.1
The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this document.
PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
CONNECTED TRANSACTION
ACQUISITION OF THE ENTIRE SHARE CAPITAL OF SOUTH OIL
EXPLORATION AND DEVELOPMENT CO., LTD.

The Board announces that the Company has entered into the Equity Transfer Agreement with CNPC E&D and CNPC Central Asia on 28 August 2009, pursuant to which the Company will acquire the 100% share capital in South Oil from CNPC E&D and CNPC Central Asia. Upon completion of the Acquisition, the Company will pay a consideration in the sum of RMB2,813,333,500 (approximately HK$3,196,969,900) to CNPC E&D and CNPC Central Asia, representing the net asset value of the Equity Interests to be acquired as assessed by China Assets Appraisal Co., Ltd., adopting 30 April 2009 as the Valuation Date. Such consideration will be adjusted by reference to the final appraised value filed with SASAC.
CNPC E&D is a non-wholly owned subsidiary of the Company. China National Oil and Gas Exploration and Development Corporation, a subsidiary of CNPC, holds 50% of the CNPC E&D. In addition, CNPC Central Asia is a subsidiary of CNPC. Pursuant to the Listing Rules, each of CNPC E&D and CNPC Central Asia is a connected person of the Company and the Acquisition constitutes a connected transaction of the Company.
Since the applicable percentage ratio for the Acquisition is more than 0.1% but less than 2.5%, the Acquisition is only subject to the reporting and announcement requirements and is exempt from the independent shareholders’ approval requirement under the Listing Rules.
EQUITY TRANSFER AGREEMENT
Date
28 August 2009

Parties
Transferors:	(CNPC Exploration and Development Company Limited) and (CNPC Central Asia Petroleum Company Limited)

Transferee:	the Company
The Acquisition and the Equity Interests to be acquired
Subject to satisfaction of certain conditions precedent under the Equity Transfer Agreement, the Company has agreed to acquire, and CNPC E&D and CNPC Central Asia have agreed to sell their equity interests in South Oil, which, in aggregate, represent the entire share capital of South Oil. South Oil was established in 1995, with its registered capital currently at RMB150,000,000. South Oil is principally engaged in, among others, exploration, exploitation and production of oil and gas; integrated utilisation and sales of oil and gas, associated and intergrown mineral resources and mineral resources discovered during the exploration of oil and gas; and related consultancy services. In 2008, the sales revenue of South Oil from oil and gas was RMB1,050,000,000, of which RMB548,000,000 was from crude oil, RMB288,000,000 was from LNG and RMB214,000,000 was from natural gas. The total profit of South Oil was RMB654,000,000. Prior to the signing of the Equity Transfer Agreement, the share capital of South Oil was held as to 95% by CNPC E&D and as to 5% by CNPC Central Asia .
Consideration
The Acquisition was negotiated and entered into on an arm’s length basis and on normal commercial terms. Pursuant to the Equity Transfer Agreement, the Company will pay a consideration in the sum of RMB2,672,666,800 (approximately HK$3,037,121,400) to CNPC E&D, in respect of the 95% interest held by CNPC E&D in South Oil, and a consideration in the sum of RMB140,666,700 (approximately HK$159,848,500) to CNPC Central Asia, in respect of the 5% interest held by CNPC Central Asia in South Oil. The above considerations were determined by reference to the valuation report prepared by China Assets Appraisal Co., Ltd. as an independent valuer. The reference date of the valuation was 30 April 2009. However, such consideration will be adjusted by reference to the final appraised value filed with SASAC and the gain/loss during the Transition Period, as explained below.
Subject to the terms and conditions of the Equity Transfer Agreement, any gain/loss of South Oil arising in the Transition Period shall be enjoyed or borne by CNPC E&D and CNPC Central Asia. In the event of a loss during such period, the Company will make a deduction from the consideration and in the event of a profit during such period, the Company will increase the consideration. The actual amount of gain/loss shall be determined by the Company, CNPC E&D and CNPC Central Asia by reference to the results of the Supplemental Audit. The Company will pay such differences on a dollar-for-dollar basis in cash and vice versa.
The Company will pay the considerations (as adjusted) to CNPC E&D and CNPC Central Asia in cash from internal resources. The Company expects that the adjusted consideration will be paid to CNPC E&D and CNPC Central Asia on the Completion Date.
According to the valuation by China Assets Appraisal Co., Ltd. using the asset-based approach, the net asset value of South Oil was RMB2,813,333,500 (approximately HK$3,196,969,900) as of the Valuation Date.

For the year ended 31 December 2007, the audited profit before and after tax of South Oil were RMB457,901,835.64 (approximately HK$520,342,995.05) and RMB422,142,808.68 (approximately HK$479,707,737.14) respectively. For the year ended 31 December 2008, the audited profit before and after tax of South Oil were RMB653,771,498.22 (approximately HK$742,922,157.07) and RMB595,680,134.09 (approximately HK$676,909,243.28) respectively. The above information is extracted from the audited financial statements of South Oil prepared under the PRC GAAP.
According to the audit report prepared for the purpose of the Acquisition, the audited net book value of South Oil was RMB788,735,700 as of 30 April 2009, being the reference date for the purpose of such audit report.
The original purchase cost paid by CNPC E&D for the 95% equity interest in South Oil was RMB142,500,000 whilst the original purchase cost paid by CNPC Central Asia for the 5% equity interest in South Oil was RMB7,500,000.
Conditions Precedent to completion of the Acquisition
Completion of the Acquisition is subject to the satisfaction of certain conditions precedent, including:
(1)	the Equity Transfer Agreement being signed by each of the legal or authorized representatives of CNPC E&D, CNPC Central Asia and the Company;

(2)	the Equity Transfer Agreement and the Acquisition having obtained all necessary consents and approvals, including without limitation to:
(a)	each of CNPC E&D and CNPC Central Asia having obtained approval from their respective internal authorities in respect of the Acquisition;

(b)	the Company having obtained approval from its internal authorities in respect of the Acquisition;

(c)	the Acquisition having approved by the shareholders of South Oil;

(d)	creditors and any other relevant third parties having given all the necessary consents CNPC E&D and CNPC Central Asia to the intended transfer of the Equity Interests;

(e)	the Asset Valuation Report, being the pricing basis of the Acquisition, having been confirmed by CNPC E&D, CNPC Central Asia and the Company and filed with SASAC; and

(f)	the Acquisition, to take place by way of transfer by agreement, having obtained the approval by SASAC; and
(3)	the representations, warranties and undertakings given by the parties to the Equity Transfer Agreement remaining correct up to and including the Completion Date.
COMPLETION
Completion shall take place on the date on which all conditions precedent of the Equity Transfer Agreement are satisfied and the Company shall pay the Consideration. CNPC E&D and CNPC Central

Asia shall actively procure the satisfaction of all the conditions precedent as prescribed by the Equity Transfer Agreement (save as (2)(b) above) within a reasonable period of time and shall use their reasonable endeavours to procure the completion of the Acquisition on or before 30 June 2010.
REASONS FOR THE ACQUISITION AND BENEFIT TO THE COMPANY
The Board considers that the acquisition of the 100% equity interests in South Oil is in line with the development strategies of the Company. It is an important move to expedite the adjustment of the Company’s oil and gas management system and to drive the overall development of oil and gas exploration and development. The Acquisition is of long-term strategic significance.
(i)	The integration of the exploration and development of oil and gas and enhancement of the business management are beneficial for the Company’s integrated management of its domestic oil and gas business and optimized allocation of resources. This would accelerate the development of oil and gas exploration and development in Southern China, and would in turn enhance the Company’s control over the area of oil and gas exploration and development, and create room for business development.

(ii)	South Oil is mainly responsible for exploration and development of oil and gas in Guangdong, Hainan and Guangxi, a number of favourable areas for oil and gas exploration. Among these areas, the oilfield in Fushan is one of the recent inland discoveries in Southern China (south of the Yangtze River) with commercial value, showing good prospects on exploration and development. The Acquisition brings prospects on the Company’s profits and thus the shareholders value, given the potential of value growth in the future.

(iii)	The Completion of the Acquisition helps reducing the Company’s connected transactions and enhancing the Company’s independence in respect of its business operations.
RELATIONSHIP BETWEEN THE PARTIES AND CONNECTED TRANSACTION
CNPC E&D is a non wholly owned subsidiary of the Company. China National Oil and Gas Exploration and Development Corporation, a subsidiary of CNPC, holds 50% of the CNPC E&D. In addition, CNPC Central Asia is a subsidiary of CNPC. Pursuant to the Listing Rules, each of CNPC E&D and CNPC Central Asia is a connected person of the Company and the Acquisition constitutes a connected transaction of the Company.
Since the applicable percentage ratio for the Acquisition is more than 0.1% but less than 2.5%, the Acquisition is only subject to the reporting and announcement requirements and is exempt from the independent shareholders’ approval requirement under the Listing Rules.
The Board (including the independent non-executive directors of the Company) considers that the terms of the Equity Transfer Agreement are on normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

INFORMATION ON THE COMPANY
Business of the Company
The Company is principally engaged in petroleum and natural gas-related activities, including:
(a)	the exploration, development, production and sale of crude oil and natural gas;

(b)	the refining, transportation, storage and marketing of crude oil and petroleum products;

(c)	the production and sale of basic petrochemical products, derivative chemical products and other petrochemical products; and

(d)	the transmission of natural gas and crude oil, and the sale of natural gas.
Business of CNPC
CNPC was established in July 1998 and is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing
Business of CNPC E&D
CNPC E&D is a subsidiary of the Company and a joint venture company held 50:50 by the Company and China National Oil and Gas Exploration and Development Corporation.
CNPC E&D is principally engaged in the exploration, development, production, transmission and marketing of crude oil and natural gas It has operations in Kazakhstan, Venezuela, Indonesia, Peru, Algeria, Azerbaijan, Chad, Canada, PRC, Ecuador, Niger and Oman.
Business of CNPC Central Asia
CNPC Central Asia is formed by China National Oil and Gas Exploration and Development Corporation and South Oil. It is engaged in exploration and development oil and gas fields; subcontracting oil related operations and services; marketing of machinery, equipment, meters and parts involved in oil related operations, and of chemical products used in oilfields and mud materials; provision of related technical consultancy services; and information services.
DEFINITIONS
In this announcement, unless otherwise defined, the following terms shall have the following meanings:

“Acquisition”	the acquisition of the Equity Interests from CNPC E&D and CNPC Central Asia by the Company pursuant to the Equity Transfer Agreement

“Asset Valuation Report”	the asset valuation report made available by China Assets Appraisal Co., Ltd. in respect of the assets and liabilities of the Equity Interests under the Acquisition as of the Valuation Date

“Board”	the board of directors of the Company, including the independent non-executive directors of the Company

“CNPC”	China National Petroleum Corporation, a State-owned enterprise incorporated under the laws of the PRC and the controlling shareholder of the Company

“CNPC Central Asia ”	(CNPC Central Asia Petroleum Company Limited), a company incorporated under the laws of the PRC with limited liability, holding a 5% equity interest in South Oil

“CNPC E&D”	(CNPC Exploration and Development Company Limited), a company incorporated under the laws of the PRC with limited liability, holding a 95% equity interest in South Oil

“Company”	PetroChina Company Limited, a joint stock limited company incorporated in the PRC under the Company Law of the PRC, and listed on the Shanghai Stock Exchange and main board of The Stock Exchange of Hong Kong Limited with American depository shares listed on the New York Stock Exchange, and its subsidiaries

“Completion Date”	the date on which all conditions precedent of the Equity Transfer Agreement are satisfied and the Company shall pay the Consideration, and parties shall use their reasonable endeavours to procure the completion of the Acquisition on or before 30 June 2010

“Equity Interests”	the 100% share capital of South Oil

“Equity Transfer Agreement”	the agreement dated 28 August 2009 entered into between the Company and CNPC E&D and CNPC Central Asia in respect of the Acquisition

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region, PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	The People’s Republic of China

“PRC GAAP”	the PRC accounting standards

“RMB”	Renminbi, the lawful currency of the PRC

“SASAC”	the State-owned Asset Supervision and Administration Commission of the State Council

“South Oil ”	(South Oil Exploration and Development Co., Ltd.), a limited liability company incorporated under the laws of the PRC

“Supplemental Audit”	a special audit conducted by an auditor engaged by the parties on the changes in the value of the Equity Interests from the Valuation Date to the reference date of the Supplemental Audit for the purpose of determining any gain or loss during the Transition Period

“Transition Period”	the period from the Valuation Date up to and including the Completion

“Valuation Date”	30 April 2009

By order of the Board PetroChina Company Limited Li Hualin Secretary to the Board
28 August 2009
Beijing, the PRC
As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.
In this announcement, RMB has been translated into HK$ at the rate close to the date of the Equity Transfer Agreement of HK$1= RMB0.88 for reference purpose only.